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                 March 16, 2023

       John Coustas
       Chief Executive Officer
       Danaos Corporation
       c/o Danaos Shipping Company Limited
       Athens Branch
       14 Akti Kondyli
       185 45 Piraeus, Greece

                                                        Re: Danaos Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2023
                                                            File No. 333-270457

       Dear John Coustas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin,
       Acting Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Finn Murphy, Esq.